UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. [___]*

Avon Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

054303102

(CUSIP Number)

August 15, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 054303102	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dynamo Internacional Gestao de Recursos Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,955,708
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 33,955,708
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,955,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.66%*
12		TYPE OF REPORTING PERSON (See Instructions) FI

*The information set forth herein regarding percentages of beneficial ownership is based upon information regarding the number of shares of common stock of Avon Products. Inc. (the “Issuer”) outstanding as of June 30, 2019, as disclosed by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2019 and filed with the Commission on August 1, 2019.

SCHEDULE 13G

CUSIP No. 054303102	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dynamo Administração de Recursos Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,653,532
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,653,532
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,653,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.85%*
12		TYPE OF REPORTING PERSON (See Instructions) FI

*The information set forth herein regarding percentages of beneficial ownership is based upon information regarding the number of shares of common stock of Avon Products. Inc. (the “Issuer”) outstanding as of June 30, 2019, as disclosed by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2019 and filed with the Commission on August 1, 2019.

Item 1.

(a)	Name of Issuer.

Avon Products, Inc.

(b)	Address of Issuer's Principal Executive Offices.

Building 6, Chiswick Park, London W4 5HR, United Kingdom

Item 2.
(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by Dynamo Internacional Gestão de Recursos Ltda. and Dynamo Administração de Recursos Ltda. (collectively, the “Reporting Persons”), with respect to the shares of Common Stock, par value $0.25 per share (“Common Stock”) of Avon Products, Inc. (the “Issuer”).

Dynamo Internacional Gestão de Recursos Ltda. serves as the investment manager of Dynamo Brasil I LLC, Dynamo Brasil III LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VIII LLLC, Dynamo Brasil IX LLC, Dynamo Brasil XIV LLC, Dynamo Brasil XV LLC, Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior and Dynamo Master Fund (Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior and Dynamo Master Fund together the “Master Funds”), which directly hold the shares of Common Stock reported herein by Dynamo Internacional Gestão de Recursos Ltda.

The controlling shareholders of Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior are Dynamo Global Fundo de Investimento em Cotas de Fundo de Investimento em Ações – Investimento no Exterior and Dybra Global Fundo de Investimento em Cotas de Fundo de Investimento em Ações – Investimento no Exterior, and the controlling shareholders of Dynamo Master Fund are Dynamo Fund and Dynamo Fund LLC.

Dynamo Administração de Recursos Ltda. serves as the investment manager of Dynamo Cougar Fundo de Investimento em Ações, Ascese Fundo de Investimento em Ações, Dybra Fundo de Investimento em Ações, DYC Fundo de Investimento em Ações, TNAD Fundo de Investimento em Ações and São Fernando IV Fundo de Investimento em Ações, which directly hold the Common Stock reported herein by Dynamo Administração de Recursos Ltda.

The funds managed by Dynamo Internacional Gestão de Recursos Ltda. hold together 33,955,708 shares of Common Stock, which represent 7.66% of the issued and outstanding shares of Common Stock. The funds managed by Dynamo Administração de Recursos Ltda. hold together 12,653,532 shares of Common Stock, which represent 2.85% of the issued and outstanding shares of Common Stock. None of the funds listed above hold more than 5% of the issued and outstanding shares of Common Stock.

(b)	Address of Principal Business Office or, if none, Residence.

The address of the business office of the Reporting Persons is Av. Ataulfo de Paiva, 1235 - 6 Andar, Rio de Janeiro, D5 22440-034, Brazil.

(c)	Citizenship.

The Federative Republic of Brazil

(d)	Title of Class of Securities.

Common Stock

(e)	CUSIP Number.

054303102

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act.
(b)	[_] Bank as defined in section 3(a)(6) of the Act.
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act.
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[_] An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	[_] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	[X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).
(k)	[_] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Reporting Persons are filing this Statement on Schedule 13G with respect to Common Stock held directly by the funds listed on item 2(a) above. No such person is known to have such an interest relating to more than 5% of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2019

Dynamo Internacional Gestão de Recursos Ltda.

By:	/s/ Luiz Felipe de Almeida Campos
	Name:	Luiz Felipe de Almeida Campos
	Title:	Director

Dynamo Administração de Recursos Ltda.

By:	/s/ Luiz Felipe de Almeida Campos
	Name:	Luiz Felipe de Almeida Campos
	Title:	Director